April 7, 2017

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.

Form 20-F for Fiscal Year Ended March 31, 2016

Filed June 23, 2016

File No. 001-15270

Dear Mr. Rodriguez:

This letter responds to the comment letter addressed to Nomura Holdings, Inc. from the U.S. Securities and Exchange Commission (the “Commission”) dated March 8, 2017 with respect to our annual report on Form 20-F for the fiscal year ended March 31, 2016 (the “Annual Report”). In order to facilitate your review of our responses, we have restated each of the Commission’s comments below with our response to each comment following immediately thereafter.

Comment:

Form 20-F for the Year Ended March 31, 2016

Liquidity and Capital Resources, page 59

1.	Please discuss in your next relevant filing the risks from relying on repurchase agreements as a funding source for your liquidity, given their short term nature and when funding availability may be volatile. Please also discuss the alternate sources of financing available and how you evaluate these potential funding sources considering economic conditions in your operating markets.

Response:

We discuss under “Part I—Item 3. Key Information—D. Risk Factors” of the Annual Report liquidity risks associated with various funding sources, including repurchase agreements, that we use. Please see, for example, the risk factor titled “We may be unable to access unsecured or secured funding” on page 8 of the Annual Report. We also present a breakdown of our secured funding by tenor and asset class on pages F-76 and F-77 of the Annual Report because certain secured funding has shorter tenors.

As discussed on page 64 of the Annual Report, we lower the liquidity risks arising from secured funding by, among other means, transacting with a diverse group of global counterparties (under “3.4 Secured Borrowings”) and constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes (under “5. Implementation of Liquidity Stress Tests”). With respect to the availability of alternate sources of financing, we draw from a wide variety of both secured and unsecured financing sources in order to maintain portfolio diversification as discussed on pages 61 through 64 of the Annual Report under “3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets”.

In order to provide additional information regarding our liquidity risks associated with repurchase agreements and other financing sources, however, we will revise future filings, starting with our Form 20-F annual report for the year ending March 31, 2017, to modify “3.4 Secured Borrowings” in line with the draft below (strikethrough denotes deletions; underlining denotes new language):

3.4 Secured Funding ~~Borrowings~~

We typically fund our trading activities ~~on a secured basis~~ through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such ~~these~~ funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. ~~Also, repurchase agreements tend to be short-term, often overnight.~~ The secured funding capability depends on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing ~~liquidity~~ risks of ~~arising from~~ secured funding by transacting with a diverse group of global counterparties~~,~~ and delivering various types of securities collateral~~, and actively seeking long-term agreements~~. In addition, we reserve a comparable level of liquidity portfolio for the refinancing risk of secured funding for less liquid assets maturing in the short term. For more detail of secured borrowings and repurchase agreements, see Note 4 “Collateralized transactions” in our consolidated financial statements ~~included within this annual report~~.

Comment:

Notes to The Consolidated Financial Statements

Note 15. Income Taxes, Page F-111

2.	Please tell us and revise future filings to disclose in greater detail the tax benefit recognized on the devaluation of investments in subsidiaries and affiliates. Refer to ASC 740-10-50-14.

Response:

We will revise future filings, starting with our Form 20-F annual report for the year ending March 31, 2017, to disclose in greater detail the tax benefit recognized on the devaluation of investments in subsidiaries and affiliates. In particular, we are considering the following draft footnote to supplement the table:

(X)	The income tax benefit recognized on the devaluation of investment in subsidiaries and affiliates during the year ended March 31, 2016 of approximately JPY 90 billion (which impacts Nomura’s effective statutory tax rate by 54.8%) arises from the recognition of deferred tax assets from the decision of Nomura management to liquidate certain wholly-owned subsidiaries within the Nomura group during the year. Total valuation allowances of JPY 24 billion have been recognized against these deferred tax assets, the impact of which are reported in Changes in deferred tax valuation allowance for the same period.

We will also consider including additional footnote disclosure to explain other matters that we believe are significant matters affecting the comparability of information presented between periods.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-6746-7850.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura Chief Financial Officer

cc:	Dave Irving

(Division of Corporation Finance,

U.S. Securities and Exchange Commission)

Izumi Akai

Keiji Hatano

(Sullivan & Cromwell LLP)

Noboru Miura

(Ernst & Young ShinNihon LLC)

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